Mainstream Entertainment

11637 Orpington St.

Orlando, FL 32817

Tel. (407) 207-0400

September 26, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re: Mainstream Entertainment, Inc.

       Amendment No. 3 to the Registration Statement on Form S-1

       Filed September 23, 2011

       File No. 333-172924

Dear Mr. Webb:

We discovered an accidental error in our S-1 Amendment No. 3, on page 17.  Text we had deleted referring to competitors somehow ended up restored in one of the stages of the drafting process.  The text should read as follows:

Competition

The Company faces substantial competition from a number of providers of similar services. Many of the Company's competitors, particularly those competitors who are large, have substantially greater financial, manufacturing, marketing and technical resources; have greater name recognition and customer allegiance than the Company. ~~Our competition includes Sony, RCA, and Universal.~~

We intend to correct this error in the prospectus, or in subsequent amendments, if required.

Sincerely,

/s/ Charles Camorata

Charles Camorata